UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2026

James W. Barge
Chief Financial Officer
Lionsgate Studios Corp.
2700 Colorado Avenue
Santa Monica, CA 90404

Re: Lionsgate Studios Corp.
Form 10-K for Fiscal Year Ended March 31, 2026
File No. 001-42635

Dear James W. Barge:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services